

March 11, 2011

William F. Lacey
Senior Vice President and Chief Financial Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re: Animal Health International, Inc.**
> **Form 10-K**
> **Filed September 10, 2010**
> **File No. 001-33273**

Dear Mr. Lacey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Management's Discussion and Analysis

Results of Operations, page 30

1. Please provide us with and confirm in future Exchange Act filings you will revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. quantify the change in sales attributed to new customers versus existing customers, quantify the decline in gross profit attributed to changes in manufacturer rebates, etc.). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Item 15. Exhibits and Financial Statement Schedules

2.   We note that you have not included all of the exhibits or schedules to Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, and 10.17. We also note that you have not included all of the exhibits or schedules to Exhibits 10.1 and 10.2 to the Form 10-Q filed November 15, 2010 and to Exhibit 1.1 to Form 8-K filed on April 7, 2008. Please confirm that you will file a complete copy of these exhibits with your next Exchange Act periodic report.

Financial Statements

General

3.   During your quarterly earnings conference calls, we noted various discussions of revenues and profit margins related to your various business lines (i.e. veterinary, beef, dairy, etc.). Please tell us whether such business lines represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20. In this connection, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(c) Cost of Direct Products Sold, page F-8

4.   Based on your disclosure on page 30, we note that you classify some of your distribution network costs in selling, general, and administrative expenses and salaries, wages, commissions, and related benefits. In order to enhance an investor's understanding of these expenses, please provide us with and confirm in future Exchange Act filings you will disclose the amount incurred in each year for which financial statements are presented.

(b) Revenue Recognition, page F-8

5.   We note from your disclosure under Consultative Services on page 3 that you generate revenue from the sale of certain software and equipment. Please provide us with and confirm in future Exchange Act filings you will revise your disclosure to state your accounting policy for recognizing revenue related to the sale this software and equipment, if material.

(3) Correction of Error in 2009 Consolidated Financial Statements, page F-13

6.   It appears from your disclosure that during the quarter ended June 30, 2010 you identified a $9.8 million error in accounts payable that occurred in 2005. We note from your disclosure that you concluded recording the error in June 2010 would materially misstate the financial statements. Based on this assessment, you recorded an adjustment to correct the error in the June 2009 financial statements as you believe the error did not result in a material misstatement to any prior periods and did not warrant a restatement. Please provide us with your detailed analysis of how you assessed the materiality of these errors on the current fiscal year and prior years in accordance with SAB 99 and SAB 108, particularly considering the fact that the $9.8 million charge represented approximately 36% of your 2009 net loss and revised your loss per share from $1.12 to $1.52, a change of $0.40.

Form 8-K filed September 9, 2010

Exhibit 99.1 – Press Release

7.   We note in your press release that you disclosed two different definitions of EBITDA, one under your analysis for the three months ended June 30, 2010 and the other under the Use of Non-GAAP Measures section. It also appears that your calculation of this EBITDA amount is consistent with the Adjusted EBITDA presentation on page 27 of your most recent Form 10-K. Please note that your current description herein of this non-GAAP measure as "EBITDA" is inappropriate as EBITDA (i.e. earnings before interest, taxes, depreciation and amortization) is also adjusted for goodwill impairment and other items. As such, please confirm in future Exchange Act filings you will revise to appropriately present this amount as Adjusted EBITDA or some other description that clearly distinguishes this amount from EBITDA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

William F. Lacey
Animal Health International, Inc.
March 11, 2011
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director